Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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     This Form of Proxy is solicited by and on behalf of Management.

      Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

9.	Proxies may also be sent in via fax to 1-866-249-7775 (toll-free in North America) or 416-263-9524 (International).	- - - Fold

Proxies submitted must be received by 2:00 pm, Eastern Time, on August 10, 2020.

    VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.

•   You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the Meeting ID 284-145-572. For further information on the virtual AGM and how to attend it, please view the management information circular of the company for the fiscal year 2020 (the “Information Circular”).

• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. For more information, please refer to “General Information - Voting Information” of the Information Circular.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01MH3A

Appointment of Proxyholder

I/We, being holder(s) of Canada Goose Holdings Inc.

hereby appoint: Dani Reiss, President & Chief Executive Officer, or failing him, Jonathan Sinclair, Executive Vice President & Chief Financial Officer

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. If you complete the appointment box and appoint a proxyholder other than Management Nominees you MUST go to

https://www.computershare.com/CanadaGoose and provide Computershare with the name and email address of the person you are appointing by no later than 2:00 pm (Eastern time) on August 10, 2020. Computershare will use this information ONLY to provide the appointee with a Username to gain entry to the virtual meeting. For additional details, see the section “General Information - Voting Information” of the Information Circular.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Canada Goose Holdings Inc. to be held virtually on https://web.lumiagm.com/284145572, on August 12, 2020 at 2:00 pm, Eastern Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Dani Reiss	☐	☐	02. Ryan Cotton	☐	☐	03. Joshua Bekenstein	☐	☐	Fold

04. Stephen Gunn	☐	☐	05. Jean-Marc Huët	☐	☐	06. John Davison	☐	☐

07. Maureen Chiquet	☐	☐	08. Jodi Butts	☐	☐

	For	Withhold

2. Appointment of Auditor Appointment of Deloitte LLP as auditor of Canada Goose Holdings Inc. for the ensuing year and authorizing the directors to fix their remuneration.	☐	☐

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	Signature(s)	Date
Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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01MH4A